Espre Technologies, Inc.



ANNUAL REPORT

1775 Tysons Blvd

Tysons, VA 22102

(703) 395-0257

https://espretech.com/

This Annual Report is dated April 18, 2025.

BUSINESS

Espre Technologies, Inc. is a fabless semiconductor startup that offers comprehensive protection and privacy solution platform for the Internet of Things (IoT) model. Specifically, sensors (monitoring/detection), networks (communications), analytics (AI / Cloud), and social technology (applications). Espre's products provide wireless data protection to IoT's four components that secure, hide, and assure wireless connectivity in crowded and vulnerable networks.

As a company, Espre Technologies, Inc. maintains a similar operating structure to ARM semiconductors. The company designs, develops and tests semiconductor IoT platforms based around multiple patents and proprietary technologies that enable our leading edge performance.

The company maintains no expensive fabrication capabilities, rather will license designs to large-scale manufacturers such as Intel, Broadcom, and Qualcomm, as well as private system integrators, smart technology manufacturers, and OEMs across multiple diverse and interconnected industries. Our licenses include a significant upfront payment with per-chip royalties based on volume, design, integrated IP, and functional aspects of the SoC.

We have teamed with the top leaders in embedded solutions for consumer goods to build a world-class product. Espre Technologies, Inc. plans to sell NvisiLink branded chips in high volume consumer electronic markets, including smartphones, USB sticks, wearables, etc.

Our apps and web subscriptions bring military-level security to your fingertips and home networks.

Espre Technologies, Inc. previously operated under Espre Holdings, Inc. Espre Holdings, Inc. was the holding company for the patent generated by the owner Dr. John Terry and his consulting company, Terry Consultants, Inc. (TCI). In 2018, the IP assets of Espre Holdings, Inc. and TCI were combined into Espre Technologies, Inc. for the purpose of commercialization.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $87,500.00

Use of proceeds: Capital equipment, subcontractor services, patent fees

Date: May 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $20,000.00
Payment: 32,000.00 December 2023; Balance: $0.00

Use of proceeds: Capital equipment, subcontractor services, patent fees.

Date: January 21, 2017

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $20,000.00
Payment: 32,000.00 December 2023; Balance: $0.00
Use of proceeds: Capital equipment, subcontractor services, patent fees.

Date: January 11, 2017

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $296,522.64

Number of Securities Sold: 203,001

Use of proceeds: Company Employment; Working Capital; Operations; Marketing.

Date: June 21, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

During these early development years, the primary source of revenue comes from licensing of IP by TCI as part of its continual development of prototypes for the grant opportunities with the government. In 2023, TCI signed a new grant wherein Espre IP usage was included in the terms of the contract and front loaded $631,500 for two-year term. In 2024, the licensing income was substantially lower to $35,000, which was used to cover the maintenance fees for the IP. Espre uses TCI to produce prototypes to help raise money.

Revenue

Espre has attempted to win grant opportunities in 2024. Unfortunately, we were not selected for any of the grants but were subcontractor on active grants for TCI. We will continue to explore opportunities in 2025 that will leverage our prototype module, which were development in 2024.

Cost of Revenue

The 2024 cost of goods sold totaled $103,011 compared to $239,636 in 2023. In 2023, we paid for tape-out that cost $187,000. We received the 90 engineering samples for the Shuttle. In 2024, COGS were for development boards to bring up the chip.

Operating Expenses

Our 2024 operational expenses totaled $203,782. Operating expenses increased from $165,200 in 2023. The change is primarily accounted for by the increase in software development effort with ASIC chipset development kit for developer to build application on our solution. Although we receive functional chips, there were a couple of engineering workaround needed to 3rd party IP from Arm. It took nearly 8 months to get assistance from Arm and cost over $100K to find a workaround. These workarounds are not as efficient as the fixes we have planned in the next release of the chip. It is slowing the OS and board support package completion with current chip. We need to resolve this to demo the functionality of the chip. It is too costly to spin another chip without through examining all the functionality of the current design, which is depend on the software development

Historical results and cash flows:

The prior cash flow is NOT representative of what is to be expected in the future. Previously, the company was operating incubator stage where assets were being developed to increase the company valuation. Those assets were

primarily in the form of Intellectual Property - patents, trade secrets and reference designs. The goal was to license these out to large defense and semiconductor OEM. The market has changed. The company has retooled to bring consumer products directly to the market. As part of that retooling process, the company has gained access of over ten million dollars of Engineering Design Automation and eight million dollars of 3rd party IP to first minimal valuable product (MVP).

We are now paying for the EDA tools that was previously free of charge at a rate of $250K per annum in 2024. Additionally, we paid for a virtual development kit (VDK) of chip to help with software debug workaround from Arm. The estimated cost to us for the VDK from Synopsys was $40K. The final cost was $160K, which blew through our cash reserves. We are actively looking for funding both non-dilutive and dilutive to replenish our coffers.

We have identified three customer for pilot programs in sectors for drones, medical supply transport and tracking, IoT/AI for government programs. We are seeking $6M to build MVP for these beachfront customers.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $4,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Silicon Catalyst Angels

Amount Owed: $87,500.00

Interest Rate: 6.0%

Maturity Date: May 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Terry, PhD

John Terry, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Secretary, and Chairman

Dates of Service: July, 2018 - Present

Responsibilities: Contract negotiation. Hiring of Management Staff. Establishing Company goal and strategies. Dr. John Terry receive modest compensation of $10K/annually which Espre is pre-launched. Dr. Terry owns 100% of all vote shares in the company and 80% of the overall outstanding shares. Dr. Terry spends 30-40 hours per week on Espre related activity. Dr. Terry manages his subcontractor/consultants 20-25 hours per week.

Other business experience in the past three years:

Employer: Terry Consultants, Inc

Title: Owner/CEO

Dates of Service: April, 2004 - Present

Responsibilities: Principal Architect and Inventor. Contract negotiation.

Other business experience in the past three years:

Employer: PlusN

Title: CTO & Co-Founder

Dates of Service: April, 2013 - May, 2020

Responsibilities: Sole Inventor and algorithm developer for 11 of the 13 US patents awarded to the company. Operated under a master consulting agreement.

Name: Erik Vadersen

Erik Vadersen's current primary role is with BaJa Technology, LLC. Erik Vadersen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO/VP Business Development

Dates of Service: August, 2018 - Present

Responsibilities: Business development and financial and operational during pre-launch stage. Erik is compensated through Class B non-voting shares and owns approximately 1% of the company.

Other business experience in the past three years:

Employer: BaJa Technology, LLC

Title: Founder / Managing Director

Dates of Service: September, 2014 - Present

Responsibilities: In his role, Erik is responsible for the day-to-day operations of the Company.

Other business experience in the past three years:

Employer: International Rail, Inc.

Title: Managing Director

Dates of Service: June, 2002 - June, 2020

Responsibilities: Managing the day-to-day operations of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John Terry, PhD

Amount and nature of Beneficial ownership: 15,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Terry Consultants, Inc

Names of 20% owners: John Terry

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Terry Consultants, Inc (TCI) has two relationships with the Company. One is a prime contractor to subcontractor on R&D contracts related the product for the campaign. Second is a licensee/licensor of the IP owned by the Company.

Material Terms: Cash transaction from TCI to the Company fall into the category of subcontractor fees and licensing fees. Cash transactions from the Company to the TCI falls into the categories of design service fees for the product development. This relationship is spelled out in a hardware development agreement between the companies.

Name of Entity: John D. Terry

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $13,338

Material Terms: During 2020, the Company received a donation in the amount of $13,338 from the related company TCI, which is owned by the company's founder and CEO John Terry.

<h1 style="text-align:center">OUR SECURITIES</h1>

The company has authorized Class B Non-Voting Common Stock, Common Stock, Preferred Stock, Note Seed 2020A, SERIES A CONVERTIBLE PROMISSORY NOTE, and SERIES A CONVERTIBLE PROMISSORY NOTE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,351,738 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 5,298,001 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 2,300,000 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding does not include 1,500,000 shares reserved under the Equity Participation Plan (as noted in Note 5 of our financials).

Common Stock

The amount of security authorized is 25,000,000 with a total of 16,500,000 outstanding.

Voting Rights

Voting rights: One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 15,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights: The Blank Check Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Blank Check Preferred Stock in one or more series, and to determine or alter for each such series, the voting powers, full or limited, or no voting powers, and the designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions granted to and imposed upon such series, and to fix the number of shares of such series, all as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the Delaware General Corporation Law.

Material Rights

There are no material rights associated with Preferred Stock.

Note Seed 2020A

The security will convert into Common b non-voting common stock and the terms of the Note Seed 2020A are outlined below:

Amount outstanding: $87,500.00

Maturity Date: May 01, 2022

Interest Rate: 6.0%

Discount Rate: 80.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: Conversion upon a Qualified Financing

Material Rights

There are no material rights associated with Note Seed 2020A.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B non-voting Common Stock in the amount of up to 4,703,476.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and

limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational NvisiLink Product lines or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Agmas by NvisiLink & other NvisiLink Products. Delays or cost overruns in the development of our Agmas by NvisiLink & other NvisiLink Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company,

including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2025.

Espre Technologies, Inc.

By /s/ *John D Terry*

      Name: Espre Technologies, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, _John Terry , the __CEO_ of _Espre Technologies, Inc, hereby certify that the financial statements of __ Espre Technologies, Inc, (Company Name) and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Espre Technology has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _April 3, 2025___ (Date of Execution).

_____*John Terry*_____ (Signature)

____CEO_____ (Title)

April 3, 2025_____ (Date)

Espre Technologies, Inc.
Income Tax Summary
As of December 31, 2023

	Dec 31, 23
Income	
Gross receipts or sales not on line 1a	315,610.01
COGS-Form 1125-A	
Cost of labor	201,550.00
Deductions	
Interest expense	24,000.00
Advertising	4,480.00
Other Deductions	
Other deductions	352.10
B/S-Assets	
Cash	12,066.04
Other current assets	14,416.66
Buildings/oth. depr. assets	4,400.00
Other assets	154,574.84
B/S-Liabs/Eq.	
Other current liabilities	121,000.00
L-T Mortgage/note/bonds pay.	87,500.00
Tax Line Unassigned (balance sheet)	-185,323.96
Tax Line Unassigned (income/expense)	174,454.76

Espre Technologies, Inc.
Income Tax Summary
As of December 31, 2024

	Dec 31, 24
Income	
Gross receipts or sales not on line 1a	267,191.67
Deductions	
Advertising	63,900.00
Other Deductions	
Other deductions	432.15
B/S-Assets	
Cash	4,302.18
Other current assets	14,416.66
Buildings/oth. depr. assets	4,400.00
Other assets	273,266.84
B/S-Liabs/Eq.	
Other current liabilities	121,000.00
L-T Mortgage/note/bonds pay.	87,500.00
Tax Line Unassigned (balance sheet)	-248,353.30
Tax Line Unassigned (income/expense)	154,960.72

ESPRE TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023, AND 2024
(Unaudited)

(Expressed in United States Dollars)

1.   NATURE OF OPERATIONS

Espre Technologies Inc was formed on July 5, 2011, in the state of Texas as Espre Holdings Inc. On July 18, 2018, the Company changed the name from Espre Holdings, Inc. to Espre Technologies, Inc. The financial statements of Espre Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tysons, Virginia.

Espre Technologies has designed and developed a low power, high secure and robust Network in Network (NIN) communications system on a chip (SOC). Espre's NvisiLink is a family of chipsets and sensors. The platform operates within existing networked environments dramatically augmenting security, capacity and interoperability. Architected for 5G interoperability and implemented across the Battlefield of Things (BoT) and Industrial Internet of Things (IIoT), the platform provides dual-layer physical and digital security, massive network capacity improvement, and 95% of data transmission efficacy across existing network environments.   Protected by over twenty domestic and international patents, Espre Technologies is redefining the secure, low-bandwidth IIoT communications space.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during

the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023, and December 31, 2024. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to carry approximately values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents exceeded while as of December 31, 2020, did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024, and 2023, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefited, not to exceed the patent life, which may be as long as 10 years.

In addition, the Company capitalizes certain software development costs as intangible assets – refer to the accounting policy below for more information.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its engineering prototypes, chips, and sensors and IP licensing.

Cost of Goods Sold (COGS)

Costs of sales include direct material costs, cost of labor, etc. COGS incurred for the years ended December 31, 2023, and December 31, 2024, amounted to $210,557 and $201,550,

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2024, amounted to $63,900 and $4,480, which is included in sales and marketing expenses.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 31, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December

15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable comprise primarily trade receivables and accounts payable consist primarily of trade payables, while other current liabilities comprise primarily interest on convertible notes.

RELATED PARTY TRANSACTIONS

None

4.   INCOME TAXES

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the periods 2023-2024. The Company currently is not under examination by any tax authority.

The provision for income taxes for the year ending December 31, 2023, and December 31, 2024, consists of the following:

Cash Flow		
As of Year Ended December 31,	2023	2024
Gross Sales	$315,610	$267,191
Net Operating Loss	$360,531	$(77,293)
Other Assets	$154,574	$273,266
Cash Balance	$12,066	$4,302

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2023, and December 31, 2024.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through December 31, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

    I, John D Terry, Principal Executive Officer of Espre Technologies, Inc., hereby certify that the financial statements of Espre Technologies, Inc. included in this Report are true and complete in all material respects.

John D Terry

CEO